N-SAR Item 77C Exhibit

INCOME ADVANTAGE FUND

SPECIAL MEETING OF SHAREHOLDERS
On January 16, 2009, a Special
Meeting of Shareholders for the
Fund was held to
consider a number of proposals.
The results of the proposals are
indicated below.
Proposal 1 To consider and act
upon a new investment advisory agreement with

Evergreen Investment Management

Company, LLC:
Net assets voted For 246,249,971
Net assets voted Against  11,441,636
Net assets voted Abstain  7,374,445

Proposal 2 To consider and act
upon a new sub-advisory agreement with Tattersall
Advisory Group, Inc.
Net assets voted For 246,470,360
Net assets voted Against 10,538,222
Net assets voted Abstain  8,057,477